Exhibit 19.1

TELA BIO, INC.

INSIDER TRADING POLICY

Effective February 23, 2023

I.Purpose

TELA Bio, Inc. (the “Company”) has adopted this Insider Trading Policy (this “Policy”) to satisfy the Company’s obligation to prevent insider trading and to help the Company’s personnel and its external advisors avoid violating insider trading laws.

II.Persons Subject to the Policy

This Policy applies to (i) all officers, directors, and employees of the Company and any of its subsidiaries, (ii) immediate family members (as defined below) and any persons that reside in the same household as any of the foregoing persons and (iii) any other person whose transactions in Company Securities (as defined below) are directed by, or subject to influence or control by the foregoing persons, and any trust, partnership, corporation, or other entity over which such persons have investment control (collectively, “Insiders”). Individuals subject to this Policy are responsible for ensuring that members of their households also comply with this Policy and therefore should make such members of their households aware of the need to confer with them before they trade in Company Securities (as defined below) and should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account.

This Policy does not, however, apply to personal securities transactions of your immediate family members (as defined below) where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your immediate family members (as defined below).

For purposes of this Policy, “immediate family member” means any spouse, child, stepchild, grandchild, parent, stepparent, grandparent, sibling, mother or father-in-law, son or daughter-in-law, or brother or sister-in-law (as well as other adoptive relationships), whether or not sharing the same household as the persons described in item (i) above.

All consultants and outside advisors assisting the Company on sensitive matters are expected to abide by the Policy, although the Company assumes no responsibility with respect to the actions of persons who are not under its direct control.

Persons in possession of material non-public information related to, affecting or regarding the Company or its subsidiaries (“Inside Information”) when their employment or service terminates may not trade in Company Securities (as defined below) until that information has become public or is no longer material.

Transactions Subject to the Policy

This Policy applies to all transactions in securities of the Company (collectively referred to in this Policy as “Company Securities”), including common stock, options to purchase common stock, preferred stock, convertible debt and warrants, or any other type of securities that the Company has or may issue, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company Securities.

III.General Policy

No Insider who is in possession of Inside Information may, either directly or indirectly, (i) purchase or sell Company Securities, (ii) engage in any other action to take advantage of Inside Information, or (iii) without the consent of the Company, provide Inside Information to any other person outside of the Company, including family and friends.

In addition, Insiders may not purchase or sell any securities of any other company, such as a joint venture partner, possible acquisition target, customer, or competitor of the Company, when in possession of material non-public information concerning any such other company obtained during his or her employment with, or service to, the Company or any of its subsidiaries.

Insiders may not disclose, convey or “tip” Inside Information to any person by providing them with Inside Information other than to disclose on a “need to know” basis to directors, officers and employees of the Company or outside advisors in the course of performing their duties for the Company. When sharing Inside Information with other directors, officers and employees of the Company or outside advisors, or other persons involved in the business and affairs of the Company, such information should be confined to as small a group as possible. Unlawful tipping includes passing on Inside Information to friends, family members or acquaintances under circumstances that suggest that persons subject to this Policy were trying to help the recipients of such information to make a profit or avoid a loss by trading in Company Securities based on such information.

IV.Definition of Inside Information

Material Information. Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold, or sell Company Securities or the securities of another public company. Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material. Determining whether information is material is not always straightforward; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. When doubt exists as to whether information would be considered “material,” the information should be presumed to be material. While it is not possible to identify in advance all information that will be deemed to be material, some examples of such information would include the following:

•	merger, acquisition, joint venture, partnerships, strategic alliances, collaborations, or investment proposals;
•	annual or quarterly financial statements;

•	projections of future earnings or losses, or other earnings guidance;
•	changes to operational or financial guidance;
•	significant expansion or curtailment of operations;
•	material information regarding an existing or potential customer or supplier;
•	unusual borrowings;
•	public or private securities offerings;
•	litigation (pending or threatened);
•	changes in senior management or members of the Board of Directors;
•

information concerning clinical trials and their results, intellectual property, regulatory approvals or other developments (positive or negative), product or technological plans, developments or agreements;

•	significant communications to or from regulatory agencies;
•	new product launches or the introduction of new business strategies;
•	the status of the Company’s progress toward achieving significant Company goals;
•	listing on or delisting from a stock exchange;
•	new major contracts, customers, distributors or suppliers, or the loss of any of the foregoing;
•	material changes in the Company’s pricing or cost structure for its products;
•	a company restructuring;
•	significant related party transactions; or
•	similar information concerning a significant subsidiary, business unit or investment.

Non-Public Information. Information that has not been widely disseminated to the public is generally considered to be non-public information. Information generally becomes available to the public when it has been disclosed by the Company or third parties in a press release or other authorized public statement, including any filing with the Securities and Exchange Commission (the “SEC”). Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until after the second full trading day after the information is released. If, for example, the Company were to make an announcement prior to the start of trading on a Monday, a person covered by this Policy should not trade in Company Securities until the start of trading on Wednesday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material non-public information.

If you are unsure whether you are in possession of Inside Information, you should consult with the General Counsel prior to engaging in, or entering into an agreement, understanding or arrangement to engage in, a purchase or sale transaction of any Company Securities. However, you are responsible for determining whether you are in possession of Inside Information and any action on the part of the Company, the General Counsel, or any other employee or director pursuant to this Policy or otherwise does not in any way constitute legal advice or insulate you from liability under applicable securities laws. If your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight.  As a result, before engaging in any transaction you should carefully consider how regulators and others might view your transaction in hindsight.

VI.Special and Prohibited Transactions

In addition to the other restrictions set forth in this Policy, the following transactions are strictly prohibited at all times:

•	trading in call or put options involving Company Securities and other derivative securities;
•	engaging in short sales of Company Securities;
•	holding Company Securities in a margin account;
•

standing and limit orders involving the Company’s Securities (other than in connection with an approved 10b5-1 trading plan as discussed below) if such standing or limit order is not limited to a short period of time and has not otherwise been approved pursuant to the pre-clearance procedures set forth in Section VIII herein;

•	all forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts; and
•	pledging Company Securities to secure margin or other loans.

If you are unsure whether a particular transaction is prohibited under this Policy, you should consult with the General Counsel prior to engaging in, or entering into, an agreement, understanding, or arrangement to engage in, such transaction.

VII.     Transactions Not Subject to Trading Restrictions Under the Policy

The trading restriction prohibitions in this Policy do not apply to:

•	the granting of options or other equity awards or the purchase or sale of Company Securities from or to the Company, as applicable;
•	bona fide gifts of Company Securities;
•

purchases or sales of Company Securities made pursuant to any binding contract, specific instruction, or written plan entered into outside of a restricted period and while the purchaser or seller, as applicable, was unaware of any material, nonpublic information and which contract, instruction or plan (i) meets all of the requirements of the affirmative defense provided by Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended (a “10b5-1 trading plan”), (ii) was pre-cleared in advance pursuant to this Policy, and (iii) has not been amended or modified in any respect after such initial pre-clearance without such amendment or modification being pre-cleared in advance pursuant to this Policy; or

•

transactions between Insiders and the Company with respect to grants under its equity incentive plan (or, to the extent applicable, granted outside such plan), including the exercise of stock options for cash; the vesting of restricted stock or restricted stock units (“RSUs”), or the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding upon the exercise of stock options or the vesting of any restricted stock or RSUs.

Consequently, restrictions contained in this Policy would apply to the sale of Company Securities in the open market to pay the exercise price of an option, any taxes due upon the vesting of restricted stock or an RSU, and to the “cashless exercise” effected through a broker or “same day sale” of an option, which generally entail the sale of a portion of the underlying stock on the market to cover the costs of exercise or the resulting taxes. In addition, any sale of the underlying securities acquired upon the exercise of an option or RSU is subject to the Policy.

VIII. Restricted Periods

Quarterly Restricted Periods. All Insiders are prohibited from trading in Company Securities during the period beginning on the 16th day of the last month of each fiscal quarter and ending on the beginning of the second trading day following public disclosure of the financial results for that quarter or the full year. The quarterly restricted periods have been established due to an increased likelihood of access to Inside Information at this time, where trading in the Company’s Securities may be subject to additional scrutiny. For illustration, a list of the restricted period for each quarter is attached hereto as Annex A.

Special Restricted Periods. In addition, from time to time, the Company may impose special restricted periods on Insiders if, in the judgment of the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, or the General Counsel, it is likely that such person or persons have become aware of significant corporate developments that have not yet been disclosed to the public, even when trading otherwise may be permitted. If certain Insiders become subject to a special restricted period, such persons are prohibited from (i) trading in Company Securities and (ii) without the consent of the Company, disclosing to others the fact that they are subject to such special restricted period. These special restricted periods may vary in length and may or may not be broadly communicated to Insiders. Unless otherwise specified, the Company will re-open trading at the beginning of the second day following the date of public disclosure of such significant corporate developments, or after the termination of any pending development, if applicable.

IX. Pre-Clearance Procedures for Restricted Persons

Certain Insiders may be designated as “Restricted Persons” and subject to additional restrictions on their ability to engage in purchase or sale transactions involving Company Securities. Any designation as a Restricted Person is intended to reflect a greater likelihood of access to Inside Information of the Company due to such person’s position or affiliation (e.g., as a director, officer, member of the Company’s legal, IT, or finance department), where trades in the Company’s Securities are more likely be subject to greater scrutiny.  A list of current Restricted Persons is attached hereto as Annex B, and may be updated from time to time by the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, or the General Counsel.

A Restricted Person must obtain prior clearance from the General Counsel, or such person’s designee, by submitting (in writing or via email) the information contained in the Request for Clearance to Trade as set forth on Annex C attached hereto, before such Restricted Person makes any purchases, sales or gifts of Company Securities, regardless of whether a restricted period is then in effect. In evaluating each proposed transaction, the General Counsel or such person’s designee will consult as necessary with senior management and outside counsel before clearing any proposed trade. The General Counsel is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company Securities. Clearance of a transaction is valid for no more than the 5-business day period (or such shorter period as may be prescribed in the pre-clearance form) immediately following receipt by the Restricted Person of such clearance. Restricted Persons do not need to receive pre-clearance for trades pursuant to an approved 10b5-1 trading plan, but must receive prior approval before implementing, terminating or amending such a plan by the General Counsel, or such person’s designee.

For the avoidance of doubt, any restrictions of this Policy relating to Restricted Persons shall also apply to trades proposed by such person’s immediate family members or other persons sharing the same household, as well as other entities over which such person has investment control.

X.Rule 10b5-1 Plans

The Company permits all directors, officers, and other employees to adopt a 10b5-1 trading plan pursuant to the Company’s procedure for adopting such a trading plan. All Restricted Persons must obtain pre-clearance prior to entering into, modifying or terminating a 10b5-1 plan. No director, officer, or employee may enter into, modify or terminate a 10b5-1 plan during any restricted period as set forth in this policy, or during any period when such director, officer or employee is otherwise in possession of Inside Information. No director, officer, or employee may have more than one 10b5-1 trading plan at any time. Following the adoption or modification of a 10b5-1 trading plan, no transactions may be initiated until the later of (i) ninety (90) days following the adoption or modification of such 10b5-1 trading plan or (ii) two business days following the Company’s filing of the applicable Form 10-Q or Form 10-K for the fiscal quarter in which such 10b5-1 plan was adopted or modified (the “Cooling-Off Period”).  Notwithstanding the foregoing, in no event shall the Cooling-Off Period exceed one hundred and twenty (120) days for a director or officer or thirty (30) days for any other employee of the Company.  The restrictions on trading set forth in this Policy shall not apply to trades made pursuant to an approved 10b5-1 trading plan. For questions regarding the establishment, implementation, modification, or termination of a 10b5-1 plan, please seek additional guidance from the General Counsel.

XI.Consequences of Violations

The purchase or sale of Company Securities while aware of Inside Information, or the disclosure of Inside Information to others who then trade in Company Securities, is prohibited by federal and state securities laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys, and state enforcement authorities as well as the laws of foreign jurisdictions. Punishment for insider trading violations is severe and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” within the organization if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. A violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

XII.Administration of the Policy

The Company’s General Counsel, or in such person’s absence, an employee designated by the Chief Operating Officer and Chief Financial Officer in consultation with legal counsel, shall be responsible for administration of this Policy. All determinations and interpretations by the General Counsel (or his or her designees) shall be final and not subject to further review.

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the General Counsel.

XIII.Certification

You must sign, date and return the Certification set forth on Annex D attached hereto (or such other certification as the General Counsel may deem appropriate) stating that you have received, read, understand, and agree to comply with this Policy. The Company may require you to sign such a Certification on an annual basis, which Certification may be in electronic format. Please note that you are bound by this Policy whether or not you sign the Certification.

Annex A

Quarterly Restricted Periods

Quarter	Anticipated Restricted Period Begins	Restricted Period Ends
1	March 16	Two business days after Q1 earnings are publicly released
2	June 16	Two business days after Q2 earnings are publicly released
3	September 16	Two business days after Q3 earnings are publicly released
4	December 16	Two business days after annual earnings are publicly released

Annex B

Restricted Persons

All directors, executive officers (as designated by the board of directors), and any other vice president of the Company.

All members of the Company’s Legal, IT, Commercial Operations, Business Analytics and Finance departments.

All senior members of the Company’s Commercial function (e.g., Senior Directors, Area Sales Directors and Regional Sales Managers).

Annex C

Request for Clearance to Trade

To: TELA Bio, Inc.	Attention: General Counsel
1 Great Valley Parkway, Suite 24	Phone Number: (484) 320-2930
Malvern, PA 19355	E-mail: tocasio@telabio.com

Name:	Title:

I hereby request clearance for myself (or a member of my immediate family or household) to execute the following transaction relating to the securities of TELA Bio, Inc.

Type of Transaction:	Expiration Date:

☐ I wish to purchase shares of common stock. Number of shares of common stock to be purchased:

☐ I wish to sell shares of common stock. Number of shares of common stock to be sold:

☐ I wish to gift shares of common stock. Number of shares of common stock to be gifted:

Other:

If the request is for a member of my immediate family or household:

Name of Person:	Relationship:

I hereby represent that I am not aware of any material, non-public information concerning TELA Bio, Inc. or its subsidiaries at the time of submitting this request and I agree that should I become aware of any material, non-public information concerning TELA Bio, Inc. or its subsidiaries prior to consummating the approved transaction, I will not consummate such transaction.

I understand that once approved, the authorization is valid on the date of approval and during the remaining term of the trading window in which it is approved. I further understand that the approval will lapse if, in the judgment of the General Counsel, I am likely to be aware of material, non-public information or at the expiration of the trading window in which approval is granted, whichever is the first to occur.

Date	Signature

Approved:

General Counsel (or designee)	Date

Annex D

Certification

I hereby certify that:

1.	I have read and understand TELA Bio, Inc.’s Insider Trading Policy (the “Policy”). I understand that the General Counsel is available to answer any questions I have regarding the Policy.

2.	Since I have been affiliated with the Company, I have complied with the Policy.

3.	I will continue to comply with the Policy for as long as I am subject to the Policy.

Print name:

Signature:

Date: